At a special meeting of shareholders, held on March 26, 2009, shares were voted as follows on the proposals presented to shareholders:

1. To approve the election of Mr. Greg Burglin to serve as a disinterested Trustee to the Trust.

For 		Against 		Abstain
11,282,030 	881,201			0

2. To approve the election of Mr. Kevin P. Tanner to serve as a disinterested Trustee to the Trust.

For 		Against 		Abstain
11,287,707 	875,524			0

3. To approve a change to the fundamental investment restrictions of Firsthand Technology Value Fund to allow investments in options.

For 		Against 	Abstain      Broker Non-Votes
761,726 	216,436		33,459		4,238,584